UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-09678

PDVSA Finance Ltd.

(Exact name of registrant as specified in its charter)

Caledonian Bank & Trust Ltd.
Caledonian House
P.O. Box 1043
George Town, Grand Cayman
Cayman Islands
011-345-9490050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Notes	CUSIP/ISIN No.

9.375% Notes Due 2007	693300AP0 / US693300AP00 G6954PAJ9 / USG6954PAJ96

6.800% Notes Due 2008	693300AF2 / US693300AF28 693300AC9 / US693300AC96 G6954PAC4 / USG6954PAC44

9.750% Notes Due 2010	693300AR6 / US693300AR65 G6954PAK6 / USG6954PAK69

8.500% Notes Due 2012	693300AU9 / US693300AU94

7.400% Notes Due 2016	693300AJ4 / US693300AJ40

9.950% Notes Due 2020	693300AT2 / US693300AT22 693300AS4 / US693300AS49

7.500% Notes Due 2028	693300AK1 / US693300AK13

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 11, 2006	By:	/s/ Antonio Simancas Cardozo
Antonio Simancas Cardozo
Principal Director